

Matias Burdman · 2nd

Co-Founder & CEO at Civic

New York, New York, United States · Contact info

433 connections

Civic

Georgetown University

Experience

Co-Founder & CEO
Civic · Full-time
Feb 2021 – Present · 1 yr 1 mo
New York, United States

Commissioner
Advisory Neighborhood Commission 2E
Nov 2018 – Jul 2021 · 2 yrs 9 mos
Washington, District Of Columbia

Representing a slice of Georgetown to the Government of the District of Columbia

Research Assistant
Georgetown University
Sep 2020 – Jan 2021 · 5 mos
Washington, District of Columbia, United States

Research Assistant to Dr. Michele Swers (Department of Government)

ActBlue
ActBlue
Jun 2020 – Aug 2020 · 3 mos
Somerville, Massachusetts, United States

Hoyas for Biden, Director of Outreach
Biden for President
May 2020 – Aug 2020 · 4 mos
Washington, District of Columbia, United States

Show 2 more experiences

Education

Georgetown University
Bachelor of Arts - BA, Political Science and Government
2017 – 2021